Suite 550, 999 West Hastings Street, Vancouver, British Columbia V6C 2W2, Canada

Report of Voting Results

Pursuant to section 11.3 of National Instrument 51-102 Continuous Disclosure Obligations we advise that the following matters were put to vote at our annual general meeting held on June 26, 2008 and the results of those votes are as follows:

1.	Minutes of 2007 Annual General Meeting of Shareholders

By a vote by show of hands, our financial statements for the fiscal year ended December 31, 2007, together with the report of the auditor thereon, were received, adopted and confirmed.

2.	Number of Directors

By a vote by ballot, the number of directors was set at seven.

There were 18,146,165 shares (77.77%) voted for and 5,187,693 shares (22.23%) voted against this resolution.

3.	Election of Directors

By a vote by ballot, the following persons were elected as directors until the next annual general meeting:

	Votes
Name
	For	Withheld
ANDERSON, James R.	12,920,944	29,900
GARDNER, Robert C.	9,540,545	1,157,320
HUGHES, Richard W.	16,976,148	1,373,557
McDONALD, James M.	18,223,683	132,122
SCHROEDER III, Charles E.	12,949,044	1,800
SMITH, Brian R. D.	10,291,409	106,456
WEISMANTEL, Lyle	12,917,044	30,800

4.	Appointment of Auditor

By a vote by a show of hands, Cinnamon Jang Willoughby & Company, Chartered Accountants, were appointed as auditor for the ensuing year and the directors were authorized to approve the auditor’s remuneration.

5.	Stock Option Plan

By a vote by show of hands, our Stock Option Plan, and the amendments to the Plan described in our Information Circular dated May 27, 2008, were ratified and approved.

6.	Bonus Shares

By a vote by show of hands, the issuance of up to 561,912 common shares of the Company in satisfaction of bonuses payable in respect of the Company’s 2006 (318,182 shares) and 2007 (243,730 shares) financial years to our Chairman of the Board of Directors (90,909 and 69,637 shares, respectively), our President & Chief Executive Officer (90,909 and 69,637 shares, respectively), our Vice-President, Finance (45,455 and 34,819 shares, respectively), and one of our directors, W. Gordon Blankstein (90,909 and 69,637 shares, respectively)

pursuant to the management contracts dated October 1, 2006, as described in our Information Circular dated May 27, 2008, was approved.